FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Reporting Issuer

Shaw Communications Inc. (“Shaw”)
630 — 3rd Avenue S.W., Suite 900
Calgary AB T2P 4L4

Item 2: Date of Material Change

January 13, 2016

Item 3: News Release

A news release was issued by Shaw and disseminated through Marketwire on January 13, 2016.

Item 4: Summary of Material Change

On January 13, 2016, Shaw agreed to sell 100% of its wholly-owned broadcasting subsidiary, Shaw Media Inc. (“Shaw Media”), to Corus Entertainment Inc. (“Corus”) for $2.65 billion (the "Transaction”), to be paid through a combination of cash and Class B non-voting participating shares of Corus (“Corus Class B Shares”).

Item 5: Full Description of Material Change

On January 13, 2016, Shaw entered into a definitive share purchase agreement (the “Share Purchase Agreement”) with Corus to sell 100% of its wholly-owned broadcasting subsidiary, Shaw Media, for $2.65 billion, subject to certain post-closing adjustments. The consideration will be comprised of approximately $1.85 billion in cash and $800 million in Corus Class B Shares, being 71,364,853 Corus Class B Shares.

Shaw Media is comprised of Global Television, 19 specialty channels and a number of digital properties.

The previously announced acquisition of WIND Mobile Corp. (“WIND”) and sale of Shaw Media position Shaw as a leading pure-play connectivity company. Shaw will be focused on delivering consumer and small business broadband communications supported by its best-in-class wireline, WiFi and wireless infrastructure. WIND will join Business Network Services and Business Infrastructure Services as a third growth business for Shaw.

The combination of Shaw Media and Corus creates a powerful integrated media and content company with increased scale, a strong mix of media properties, meaningful synergies and best-in-class management that is well positioned to succeed in the new regulatory environment. Shaw’s equity interest in Corus will allow Shaw shareholders to participate in the upside potential resulting from the combination of Shaw Media and Corus.

Transaction Details

The Transaction purchase price of $2.65 billion represents approximately 8.6x proportionate 2015 EBITDA or 7.7x consolidated 2015 reported EBITDA.1 Upon closing of the Transaction, Shaw will receive approximately $1.85 billion in cash and 71,364,853 Corus Class B Shares valued at $11.21 per share.

The Share Purchase Agreement contains customary representations, warranties and covenants of each of Shaw and Corus, including, among others, covenants to cooperate with respect to financing arrangements, the implementation of a pre-closing reorganization of Shaw Media as may be reasonably requested by Corus or the implementation of a requisite alternative structure to the purchase and sale of Shaw Media as may be requested by Shaw, subject to certain conditions. The Share Purchase Agreement provides for indemnification by each of Shaw and Corus in favour of the other party with respect to breaches or non-fulfilment of certain representations, warranties, covenants or agreements, subject to the exceptions, conditions and limitations contained in the Share Purchase Agreement. Shaw has also agreed to indemnify Corus in connection with certain tax related liabilities.

The Transaction is conditional upon the satisfaction of certain conditions, including Corus shareholder approval as described below under “Acquisition Approvals”, approval by the Canadian Radio-television and Telecommunications Commission, Toronto Stock Exchange (“TSX”) approval of the listing of the Corus Class B Shares to be issued to Shaw, and certain other closing conditions customary in a transaction of this nature. The Transaction is not subject to approval by the shareholders of Shaw or any financing condition and is expected to close in the third quarter of fiscal 2016.

Immediately following the closing of the Transaction, Shaw is expected to own approximately 39% of Corus’ total issued equity, including Class A participating shares (“Corus Class A Shares”) and Corus Class B Shares. Shaw will retain its existing interest in shomi, the subscription based, streaming video on-demand service launched in 2015 in partnership with Rogers Communications.

Acquisition Approvals

The Transaction constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) due to the relationship between Shaw and Corus. JR Shaw, directly and indirectly through the Shaw Family Living Trust, is a control person of Corus and is therefore a “related party” of Corus. As JR Shaw, directly and indirectly through Shaw Family Living Trust, is also a control person of Shaw, Shaw is an affiliated entity of JR Shaw, and is therefore also a “related party” of Corus.

MI 61-101 provides that a related party transaction is subject to “minority approval” (as defined in MI 61-101), and that the issuer obtain a formal valuation in respect of the transaction, unless an exemption is available. Accordingly, in order for the Transaction to proceed, the Transaction must be approved at a special meeting of holders of Corus Class A Shares and Corus Class B Shares (the “Corus Meeting”) by at least a majority of the votes cast by or on behalf of the holders of Corus Class A Shares and Corus Class B Shares at the Corus Meeting, in each case voting separately as a class, excluding for these purposes, the votes cast by certain “related parties” to Corus in accordance with the “minority approval” requirements of Part 8 of MI 61-101. For this purpose, the Corus Class A Shares and Corus Class B Shares held by the Shaw Family Living Trust and its affiliates will be excluded. In addition, Corus will be required to obtain shareholder approval in respect of the Transaction in accordance with the requirements of the TSX.

In respect of Shaw, the Transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as neither the fair market value of Shaw Media nor the fair market value of the consideration for the Transaction exceeds 25% of Shaw’s market capitalization, as determined in accordance with MI 61-101.

Neither Shaw nor any director or senior officer of Shaw, after reasonable inquiry, is aware of any “prior valuation” (as defined in MI 61-101) in respect of Shaw that relates to the subject matter of or is otherwise relevant to the Transaction having been prepared in the past 24 months.

Fairness Opinions and Board Approval

Shaw appointed a special committee of independent directors of the Board of Directors of Shaw (the “Committee”) to oversee the review and negotiation of the Transaction, given the related party nature of the Transaction.

The Committee was constituted on October 21, 2015, comprised of Adrian Burns, Michael O’Brien and Paul Pew, with Mr. Pew acting as Chair. Each member of the Committee assessed and confirmed his or her independence from the Shaw family and from the management of Shaw, Shaw Media and Corus. The Committee retained Blair Franklin Capital Partners (“Blair Franklin”) as its independent financial advisor and Goodmans LLP (“Goodmans”) as its independent legal advisor.

From October 21, 2015 to January 12, 2016, the Committee met formally ten times, with most of those meetings being in person. With the exception of the initial meeting, Blair Franklin and Goodmans participated in each of these meetings. Management of Shaw, TD Securities Inc. (“TD Securities”), financial advisors to Shaw, and Davies Ward Phillips & Vineberg LLP, legal advisors to Shaw, participated in a portion of most of the meetings. Each meeting also included at least one in camera session. In addition to these formal meetings, the members of the Committee had numerous informal conferences among themselves and with management and the advisors.

TD Securities and Blair Franklin have each provided an opinion to the Committee and Board of Directors of Shaw that, subject to the assumptions, qualifications and limitations provided therein, the consideration to be received by Shaw pursuant to the Transaction is fair, from a financial point of view, to Shaw.

The Committee unanimously determined that the sale of Shaw Media to Corus on the terms reflected in the Transaction agreements submitted to the Board is reasonable and fair to Shaw and is in the best interests of Shaw, taking into account the interests of all stakeholders, and recommended that the Board of Directors of Shaw approve the proposed Transaction and the entering into of the Transaction agreements. The Board of Directors of Shaw approved the Transaction based on, among other things, the recommendation of the Committee, and the fairness opinions of TD Securities and Blair Franklin.

Governance and Investor Rights Agreement

The Share Purchase Agreement provides that, on closing of the Transaction, Shaw and Corus will enter into a Governance and Investor Rights Agreement. Pursuant to this agreement, Shaw has agreed to retain approximately one third of its interest in Corus for 12 months post-closing, a second one third for 18 months post-closing and the final one third for 24 months post-closing. Shaw has agreed to have its Corus Class B Shares participate in Corus’ dividend reinvestment plan while subject to these retention periods until August 31, 2017.

The Governance and Investor Rights Agreement will provide Shaw with specified rights to nominate up to three members of the Board of Directors of Corus, subject to certain continued minimum ownership thresholds; pre-emptive rights that allow it to maintain its pro rata ownership level of the Corus Class B Shares in various circumstances; and registration rights that require Corus to assist Shaw in effecting sales of Corus Class B Shares through a prospectus qualification process.

Planned Use of Proceeds

Shaw expects to realize net cash proceeds from the Transaction of approximately $1.8 billion which will be used to fund the previously announced acquisition of WIND for $1.6 billion.

Subject to the receipt of all necessary approvals, Shaw expects the Transaction and the acquisition of WIND to close in the third quarter of fiscal 2016. If the acquisition of WIND closes in advance of the Transaction, Shaw plans to draw on the previously announced bridge facility to close the acquisition of WIND, pending the closing of the Transaction. Shaw’s pro forma net debt to EBITDA leverage metric, assuming successful completion of both transactions, remains within Shaw’s target range of 2.0x – 2.5x.

Caution Regarding Forward-Looking Statements

Statements in this news release relating to the Transaction, the acquisition of WIND, Shaw’s related financing, Corus’ competitive position and growth prospects with its acquisition of Shaw Media and Shaw’s enhanced growth profile, long term free cash flow position and commitment to growing dividends constitute “forward-looking statements” within the meaning of applicable securities laws. These statements are based on assumptions made by Shaw that it believes are appropriate in the circumstances, including without limit, that: regulatory and Corus shareholder approvals will be received and other conditions to closing the Transaction will be satisfied; regulatory and other conditions to closing the acquisition of WIND will be satisfied; Corus will realize significant growth prospects and opportunities for synergies and strengthen its competitive position with its acquisition of Shaw Media; expected business and financial results for Shaw and WIND will be realized; the pricing environment for WIND is stable relative to current rates; there is no significant market disruption or other significant changes in economic conditions, competition or regulation affecting Shaw or WIND; the planned upgrade of the WIND network to 4G LTE, other growth plans and the converged network of Shaw’s network and WIND’s network can be executed in a timely and cost effective manner to yield the results expected for Shaw and WIND; and the anticipated free cash levels are sufficient to support future dividend increases. There is the risk that one or more of these assumptions will not prove to be accurate and this may affect closing of the transactions and/or the business, operational and financial expectations for Corus, Shaw Media or Shaw. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.

Item 6: Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7: Omitted Information

None

Item 8: Executive Officer

The following executive officer of Shaw is knowledgeable about the material change and this report:

Vito Culmone
Executive Vice President & Chief Financial Officer
403-750-4500

Item 9: Date of Report

January 19, 2016

1 “EBITDA” does not have a standard definition prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. EBITDA is equivalent to “Operating income before restructuring costs and amortization” which is often used in the Company’s disclosure and is defined as revenue less operating, general and administrative expenses. For discussion on this measure, see 2015 Annual Report under “Key Performance Drivers”. “Proportionate EBITDA” means EBITDA less the non-controlling interests in properties of Shaw Media held by third parties. Proportionate EBITDA reflects the results of Shaw Media relative to its own interest in its operations and excludes such interests of third parties.